Exhibit 99.4
BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

SEPARATE CONDENSED INTERIM FINANCIAL INFORMATION
MARCH 31, 2010
(UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Ltd.

Separate condensed interim financial information as at March 31, 2010 (unaudited)

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Special auditors’ report to the Shareholders of “Bezeq” The Israel Telecommunication Corp. Limited, on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction
We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” The Israel Telecommunication Corp. Limited (hereinafter – the Company), as at March 31, 2010 and for the three month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Company of which the exposure cannot yet be assessed or calculated, as described in Note 4.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 4, 2010

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on financial position

	March 31, 2010	March 31, 2009		December 31, 2009
	(Unaudited)	(Unaudited)		(Audited)
	NIS millions	NIS millions		NIS millions
Assets

Cash and cash equivalents	563	1,235		360
Investments, including derivatives	7	16		10
Trade receivables	861	865		845
Other receivables	204	195		555
Inventory	11	11		9
Assets held for sale	33	43		40

Total current assets	1,679	2,365		1,819

Investments, including derivatives	95	135		100
Trade and other receivables	101	50		102
Property, plant and equipment	3,813	3,813	*	3,771	*
Intangible assets	207	130		193
Investments in investees	6,854	4,742		6,566
Deferred tax assets	352	493		383

Total non-current assets	11,422	9,363		11,115

Total assets	13,101	11,728		12,934

Bezeq The Israel Telecommunication Corporation Ltd.

	March 31, 2010	March 31, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Liabilities

Debentures, loans and borrowings	579	658	685
Trade payables	197	352	263
Other payables, including derivatives	561	671	537
Loans from subsidiaries	-	-	250
Current tax liabilities	96	12	86
Deferred income	20	23	19
Provisions (Note 4)	274	255	279
Employee benefits	435	309	469

Total current liabilities	2,162	2,280	2,588

Debentures	3,106	3,438	3,166
Bank loans	367	400	383
Employee benefits	255	219	247
Deferred income and others	5	14	6

Total non-current liabilities	3,733	4,071	3,802

Total liabilities	5,895	6,351	6,390

Capital
Share capital	6,201	6,146	6,187
Share premium	338	26	275
Reserves	538	762	595
Retained earnings (deficit)	129	(1,557)	(513)

Total capital	7,206	5,377	6,544

Total capital and liabilities	13,101	11,728	12,934

Shlomo Rodav	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 4, 2010

*	Retrospective application by restatement, see Note 3 to the condensed consolidated interim financial information

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on income

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Revenue (Note 2)	1,304	1,326	5,303

Costs and expenses
Depreciation and amortization	170	211	794
Salaries	277	278	1,094
Operating and general expenses (Note 3)	392	420	1,690
Other operating expenses (income), net	(25)	(20)	202

	814	889	3,780

Operating profit	490	437	1,523

Finance income
Finance income	52	58	310
Finance expenses	(51)	(37)	(295)

Finance income, net	1	21	15

Profit after finance income, net	491	458	1,538

Share in profits of investees	282	272	958

Profit before income tax	773	730	2,496

Income tax	131	122	431

Profit after income tax	642	608	2,065

Profit from deconsolidation of a subsidiary	-	-	1,538

Profit for the period	642	608	3,603

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim information on comprehensive income

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Profit for the year	642	608	3,603

Items of other comprehensive income

Actuarial losses from a defined benefit plan (1)
	-	-	(13)

Sundry	(1)	3	(1)

Taxes for other items of comprehensive income	-	-	3

Other comprehensive income (loss) for the year, net of tax	(1)	3	(11)

Total comprehensive income for the year	641	611	3,592

(1)
The Company does not reexamine its assessments, assumptions and estimates in each interim reporting period to calculate its employee liabilities, unless there are significant changes during the interim period. As a result, actuarial gains or losses in the reporting period are not recognized.

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Consolidated interim information on cash flows

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flows from operating activities	642	608	3,603
Profit for the year
Adjustments:
Depreciation	151	180 *	715 *
Amortization of intangible assets	19	31	79
Profit from deconsolidation of a subsidiary	-	-	(1,538)
Share in profits of equity-accounted investees	(282)	(272)	(958)
Finance expenses, net	(4)	(21)	(44)
Capital gain, net	(27)	(20)	(64)
Share-based payments	4	7	25
Income tax expenses	131	122	431

Change in inventory	(2)	-	1
Change in trade receivables	(14)	32	(20)
Change in other receivables	(52)	(58)	46
Change in other payables	(1)	111	20
Change in trade payables	(42)	62	(19)
Change in provisions	(4)	2	25
Change in employee benefits	(27)	(57)	118

Net cash flows from operating activities for transactions with investees	(9)	(6)	2

Income tax paid, net	(90)	(86)	(202)

Net cash flows from operating activities	393	635	2,220

Cash flow from investment activities
Investment in intangible assets	(33)	(22)	(133)
Proceeds from sale of property, plant and equipment	15	49	86
Change in current investments, net	-	6	6
Purchase of property, plant and equipment	(205)	(216)	(720)
Proceeds from disposal of investments and long-term loans	1	5	46
Interest received	-	3	25

Net cash flows from investment activities for transactions with investees	420	400	578

Net cash from (used for) investment activities	198	225	(112)

*	Retrospective application by restatement, see Note 3 to the condensed consolidated interim financial information

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed interim statement of cash flows (contd.)

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flow from finance activities

Bank loans received	-	400	400
Repayment of debentures	(142)	(144)	(556)
Dividend paid	-	-	(1,941)
Interest paid	(11)	(10)	(167)
Proceeds for derivatives, net	-	-	44
Proceeds from exercise of options into shares	15	36	129

Net cash flows from finance activities for transactions with investees	(250)	-	250

Net cash from (used for) finance activities	(388)	282	(1,841)

Net increase in cash and cash equivalents	203	1,142	267
Cash and cash equivalents at the beginning of the period	360	93	93

Cash and cash equivalents at the end of the year	563	1,235	360

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate condensed interim financial information as at March 31, 2010

NOTE 1 – METHOD FOR PREPARING THE FINANCIAL INFORMATION

A.	Definitions

The Company: Bezeq The Israel Telecommunication Corporation Ltd.

“Affiliate”, "the Group”, “Investee”, “Interested Party”: as defined in the consolidated financial statements of the Company for 2009.

B.	Main points of the method for preparing of the financial information

The separate interim financial information is stated in accordance with Article 38(D) of the Securities Regulations (Periodic and Interim Reports), 5730-1970 and does not include the information required under the provisions of Article 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Interim Reports), 5730-1970 in respect of separate financial information of the corporation. The report should be read together with the separate financial information as at December 31, 2009 and for the year then ended and together with the condensed consolidated interim statements as at March 31, 2010 (“the consolidated reports”).

NOTE 2 – REVENUE

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Telephony	785	839	3,333
Internet	236	207	863
Transmission and data communications	223	207	851
Other services	60	73	256

	1,304	1,326	5,303

NOTE 3 – OPERATING AND GENERAL EXPENSES

	Three months ended		Year ended
	March 31		December 31
	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	190	204	823
General expenses	60	59	266
Materials and spare parts	23	22	80
Building maintenance	61	64	278
Services and maintenance by sub-contractors	21	25	96
Vehicle maintenance expenses	23	25	96
Royalties to the State of Israel	8	12	18
Collection fees and sundry	6	9	33

	392	420	1,690

Bezeq The Israel Telecommunication Corporation Ltd.

Notes to the separate condensed interim financial information as at March 31, 2010

NOTE 4 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed or are pending against the Company (“hereinafter in this section: “the claims”).

The financial statements of the Company include provisions of NIS 274 million for the claims.
The additional exposure beyond these provisions for the claims amounts to NIS 3.2 million.
There are also claims amounting to NIS 28 million, which at this stage, cannot be assessed, as well as additional claims for which the Company’s additional exposure exceeds the aforesaid, as the exact amount of the claim is not stated in the claim.

For further information about contingent liabilities, see Note 6 to the consolidated financial statements - Contingent Liabilities.

NOTE 5 - SUBSTANTIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES

A.
On March 21, 2010, the Company signed a loan agreement with Bezeq International Ltd. ("Bezeq International"), which is subject to the terms of the framework loan agreement between the companies. Under the agreement, the Company provided a loan of NIS 45 million to Bezeq International, which will be repaid in four equal monthly payments (principal and interest), commencing on June 1, 2010. The loan bears annual interest of 4% and is linked to the CPI.

B.
In March 2010, the Board of Directors of Pelephone Communications Ltd. approved the distribution of a dividend amounting to NIS 200 million. The distribution was approved by the general meeting of the shareholders on April 14, 2010 and was paid on May 2, 2010.